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                                                                EXHIBIT 6(b)



CONSENT OF INDEPENDENT AUDITORS




The Board of Directors
Kemper Investors Life Insurance Company



We consent to the use of our reports included herein on the consolidated financial statements of Kemper Investors Life Insurance Company (KILICO) and on the financial statement of the subaccounts of KILICO Variable Separate Account and to the references to our firm under the heading "Experts" in the prospectus. Our report on KILICO's financial statements dated March 21, 1997, contains an explanatory paragraph that states as a result of the acquisition of its parent, Kemper Corporation, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


KPMG PEAT MARWICK LLP


Chicago, Illinois
April 24, 1998